As filed with the Securities and Exchange Commission on October 8, 2004

Registration Statement No. 333-118667

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DRUGSTORE.COM, INC.

(Exact name of Registrant as specified in its charter)

Delaware	94-3416255
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13920 SE Eastgate Way, Suite 300

Bellevue, Washington 98005

(425) 372-3200

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Robert A. Barton

Vice President, Acting Chief Executive Officer and Chief Financial Officer

drugstore.com, inc.

13920 SE Eastgate Way, Suite 300

Bellevue, Washington 98005

(425) 372-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Alesia L. Pinney, Esq. Vice President, General Counsel and Secretary drugstore.com, inc. 13920 SE Eastgate Way, Suite 300 Bellevue, Washington 98005 (425) 372-3200	William H. Hinman, Jr., Esq. Simpson Thacher & Barlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvement plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvement plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities, and offers to buy these securities may not be accepted, until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders named in this prospectus are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 8, 2004

PROSPECTUS

6,830,590 Shares

Common Stock

The selling stockholders listed on page 21 may use this prospectus to offer and resell from time to time up to 6,830,590 shares of drugstore.com common stock for their own accounts. The selling stockholders acquired the shares being offered for resale under this prospectus in connection with our acquisition of International Vision Direct Corp. on December 8, 2003. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is listed on the Nasdaq National Market under the symbol “DSCM.” The last reported sale price of our common stock on October 7, 2004 was $3.79 per share.

The selling stockholders may sell their shares from time to time on the Nasdaq National Market or by any other method permitted by applicable law. They may sell the shares at prevailing market prices or at prices negotiated with purchasers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of these commissions or discounts cannot be known at this time because they will be negotiated at the time of the sales. We will pay certain of the other offering expenses of the selling stockholders. See “Plan of Distribution” beginning on page 22.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

You should rely only on the information provided in or incorporated by reference into this prospectus or a prospectus supplement or amendment. Neither we nor the selling stockholders has authorized anyone else to provide you with different information. You should assume that the information contained in this prospectus or a prospectus supplement or amendment or any document incorporated by reference herein or therein is accurate only as of the date of the applicable document, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

The selling stockholders are offering to sell, and are seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

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WHERE YOU CAN FIND MORE INFORMATION

We file with and furnish to the Securities and Exchange Commission, or SEC, periodic reports, current reports, proxy and information statements and other information, pursuant to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. Our SEC filings are available to the public on the SEC’s Web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Any materials that we file with the SEC are also available for the public to read and copy at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our common stock is quoted on the Nasdaq National Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. We also make available, free of charge, on our Web site at http://www.drugstore.com (under Corporate Information), our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information contained on, or accessible through, our Web site is not a part of this prospectus.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus some of the information that we file with the SEC, which means that we disclose important information to you by referring you to those filings. Any information contained in future SEC filings that are incorporated by reference into this prospectus will automatically update this prospectus, and any information included directly in this prospectus updates and supersedes the information contained in past SEC filings incorporated by reference into this prospectus. The information incorporated by reference, as updated, is an important part of this prospectus. We incorporate by reference the following documents:

•	our annual report on Form 10-K for the fiscal year ended December 28, 2003;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended March 28, 2004 and June 27, 2004;

•	our current reports on Form 8-K filed on February 20, 2004, June 14, 2004 (regarding the announcement of the resignation of our chief executive officer, Kal Raman), September 17, 2004, September 23, 2004 and October 8, 2004;

•	the description of our common stock in our registration statement on Form 8-A filed on May 19, 1999; and

•	all documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and before the effectiveness of the registration statement and any such documents we file after the date of this prospectus and before all of the shares offered by this prospectus are sold;

provided, however, that we are not incorporating by reference any information furnished under either Item 9 or Item 12, or their successor provisions, Item 7.01 and Item 2.02, respectively, of any current report on Form 8-K, including related exhibits.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents.

You may request a copy of these documents, at no cost, by writing or calling us at the following address:

drugstore.com, inc.

Attention: Investor Relations

13920 SE Eastgate Way, Suite 300

Bellevue, WA 98005

(425) 372-3200

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding industry prospects and our future financial and operational performance, made in this prospectus are forward-looking. Words such as “expects,” “believes,” “anticipates,” “intends,” “may,” “will,” “plan,” “continue,” “forecast,” “remains,” “would,” “should,” and similar expressions, are intended to identify forward-looking statements. Forward-looking statements reflect management’s current expectations, are not guarantees of future performance and involve assumptions, risks, and uncertainties. Our actual results may differ significantly from those stated or implied in the forward-looking statements for a variety of reasons, including, among others, effects of changes in the economy, consumer spending patterns, the mix of products sold to customers, fluctuations in the stock market, changes affecting the Internet, online retailing and advertising, drugstore.com’s limited operating history, our ability to attract and retain customers, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, risks and benefits related to business combinations and strategic relationships, consumer trends, the level of competition, seasonality, the timing and success of expansion efforts, risks related to systems interruptions, possible governmental regulation, and the ability to manage a rapidly growing business. These and other risks and uncertainties that could cause our actual results to differ significantly from management’s expectations are described in the section of this prospectus entitled “Risk Factors” and in our periodic filings with the SEC, including those listed in the section of this prospectus entitled “Incorporation By Reference.” A forward-looking statement should not be relied upon as representing our views as of any date other than the date on which we made the statement. We expressly disclaim any intent or obligation to update any forward-looking statement after the date on which we make it, except as we otherwise specifically state.

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference into this prospectus.

drugstore.com, inc.

drugstore.com, inc. is a leading online provider of health, beauty, vision and pharmacy products. Located on the Internet at www.drugstore.com, the drugstore.com Web store sells health, beauty, wellness, personal care, sexual well-being and pharmacy products. We also sell prestige beauty products through our Web site located at www.beauty.com, which is also accessible through the drugstore.com Web site. As of April 28, 2003, we expanded our offering to include customized nutritional supplement programs sold through our wholly owned subsidiary, Custom Nutrition Services, Inc., through Web sites located at www.DrWeilVitaminAdvisor.com, www.zoneprofiler.com and www.pritikin@home.com. In addition, as of December 8, 2003, we began selling contact lenses and other vision products through our wholly owned subsidiary International Vision Direct Corp., or Vision Direct, and its subsidiaries, through Web sites located at www.visiondirect.com, www.lensmart.com and www.lensquest.com. As of June 27, 2004, our customer base since inception was approximately 5.4 million customers. We operate primarily in the United States and Canada, but our products are available to consumers worldwide.

We were incorporated in the State of Delaware in April 1998. Our principal executive offices are located at 13920 SE Eastgate Way, Suite 300, Bellevue, Washington 98107. Our telephone number at that address is (425) 372-3200. Our corporate website is located at http://www.drugstore.com. Information contained on our websites does not constitute part of this prospectus.

Recent Developments

On September 20, 2004, we provided an update on anticipated results for the third quarter of 2004. For the third quarter, we currently expect that revenues will be in the range of $83 to $85 million, with an expected GAAP net loss of approximately $5.4 million to $6.4 million. These expected ranges compare to previous guidance for the quarter of revenues in the range of $85 to $88 million, with a GAAP net loss in the range of $4.5 to $5.4 million. We expect to report full third quarter financial results during the week of October 25, 2004.

On September 22, 2004, we announced the appointment of Dawn G. Lepore as our chief executive officer and chairman of our board of directors, effective October 11, 2004, and the retirement of our former chairman of the board, Peter Neupert.

drugstore.com and the drugstore.com logo, among others, are our trademarks. This prospectus also contains trademarks owned by third parties.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider the risks described below, together with the other information included in or incorporated by reference into this prospectus. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. This could cause the trading price of our common stock to decline, and you could lose all or part of your investment. Some statements in this prospectus (including some of the following risk factors) are forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

We have a limited operating history and a history of generating significant losses, and may never be profitable.

drugstore.com was founded in April 1998 and began selling products in February 1999, and therefore has a limited operating history on which investors can evaluate our business strategy. We have incurred net losses of $ 678.2 million from inception through June 27, 2004. To date, we have not become profitable, and we may never achieve profitability. We expect to continue to incur operating and net losses for at least the next year, and possibly longer.

As an early stage company with a limited operating history, we face risks and challenges in accurate financial planning and forecasting. We have limited historical data and uncertainties because of our relatively limited time period in which to implement and evaluate our business strategies, when compared to older companies with longer operating histories. Our limited operating history and the rapidly evolving nature of our business may make it difficult for investors and securities analysts to evaluate our business, strategy and prospects.

Consumers of health, beauty, wellness, vision and pharmacy products may not accept our online solution, which would harm our revenues and prevent us from becoming profitable.

If we do not attract and retain a higher volume of online customers to our Internet stores at a reasonable cost, we will not be able to increase our revenues or achieve profitability. Our success depends on our ability to convert a large number of customers from traditional shopping methods to online shopping for health, beauty, wellness, personal care, sexual well-being, vision and pharmacy products. Specific factors that could prevent widespread customer acceptance of our online solution include:

•	shipping charges, which do not apply to shopping at brick-and-mortar retailers;

•	delivery time associated with Internet orders, as compared to the immediate receipt of products at a physical store;

•	delays in deliveries to customers, particularly our West Coast customers, or in responses to customer inquiries;

•	additional steps and delays in verifying prescriptions and ensuring insurance coverage for prescription products;

•	lack of coverage of customer prescriptions by some insurance carriers;

•	regulatory restrictions or reform at the state and federal levels that could impact our ability to serve our customers;

•	the general acceptance or legalization of prescription drug re-importation at subsidized prices;

•	lack of consumer awareness of our online pharmacy;

•	customer concerns about the security of online transactions or the privacy of their personal health information;

•	product damage from shipping or shipments of wrong or expired products from us or other vendors, resulting in a failure to establish customers’ trust in buying drugstore items online;

•	inability to serve the acute care needs of customers, including emergency prescription drugs and other urgently needed products; and

•	difficulties in returning or exchanging orders.

Our marketing efforts may not be effective at attracting and retaining customers at a reasonable cost.

If we do not establish our brand and increase awareness of our products and services, we may not build a critical mass of customers. Promoting and positioning our brand depends largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences. To promote our brand and our products and services, we have incurred and expect to continue to incur substantial expense in our marketing efforts to both attract and retain customers. Our promotional activities may not be effective at building our customer base to the extent necessary to generate sufficient revenue to become profitable. Search engine and other online marketing initiatives comprise a substantial part of our marketing efforts, and our success depends in part on our ability to manage costs associated with these initiatives or find other channels to acquire and retain customers cost-effectively. An inability to acquire and retain customers at a reasonable cost would increase our operating costs and prevent us from becoming profitable.

We face significant competition from both traditional and online retailers.

The market segments in which we compete are rapidly evolving and intensely competitive, and we have many competitors in different industries, including both the retail and e-commerce services industries. These competitors include chain drugstores, mass-market retailers, warehouse clubs, specialty retailers, major department stores, health care providers, mail-order pharmacies, national optical chains, eye care professionals, Internet portals and online service providers that feature shopping services and various online stores that sell prescription and over-the-counter, or OTC, medications and health, beauty, vision and wellness items. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to secure merchandise from vendors on more favorable terms, may be able to operate with a lower cost structure, and may be able to adopt more aggressive pricing policies. Competitors in both the retail and e-commerce services industries also may be able to devote more resources to technology development and marketing than us.

Other companies in the retail and e-commerce service industries may enter into business combinations or alliances that would strengthen their competitive positions and prevent them, their affiliated companies or their strategic partners from also entering into relationships with us. An inability to enter into relationships with major pharmacy benefit management companies, or PBMs, or health management organizations, or HMOs, could be a major competitive disadvantage to us. As various Internet market segments obtain large, loyal customer bases, participants in those segments may expand into the market segment in which we operate. In addition, new and expanded Web technologies may further intensify the competitive nature of online retail and allow our competitors to easily duplicate many of the products, services and content offered on our site. The Internet facilitates competitive entry into the retail market and comparison shopping and renders it inherently more competitive than conventional retailing formats. We expect competition in the e-commerce channel to intensify, and this increased competition may reduce our ability to grow and, as a result, reduce our revenue, operating profits, or both.

In addition, we face competition from online pharmacies outside the United States. Although prescription drug re-importation into the United States is currently illegal, a growing number of American consumers seek to fill their prescriptions through Canadian and other foreign online pharmacies. Legislation allowing for re-importation of prescription drugs by individuals for personal use was introduced into the U.S. Congress each year for at least the past five years. If consumers increasingly use foreign-based online prescription drug Web sites instead of U.S.-based online pharmacies, such as ours, to fill their prescription needs, our business and operating results could be adversely affected. Although re-importation of prescription drugs is illegal, the FDA has taken only limited action to date and may not take aggressive action in the future against those who support or facilitate re-importation.

We may experience significant fluctuations in our operating results and rate of growth.

Due to our limited operating history, our evolving business model and the unpredictability of our industry, we have not in the past and may not in the future be able to accurately forecast our rate of growth. We believe that historical trends and quarter-to-quarter comparisons of our operating results are not necessarily meaningful and should not be relied on as an indicator of our future performance. In the past, our operating results have been, and it is likely that in some future quarter or quarters they will be, below the expectations of investors and securities analysts. In this event, the price of our common stock may fall substantially. For example, in September 2004, our announcement of updated, lowered guidance for our anticipated results for the third quarter of 2004 resulted in a decline in our stock price.

Our revenue and operating profit growth depends on the continued growth of demand for the products offered by us, and demand for many of our products, and, therefore, our business, is affected by general economic and business conditions. A softening of demand, whether caused by changes in consumer preferences or a weakening of the U.S. economy, may result in decreased revenue or growth. Revenue growth may not be sustainable and our company-wide and by-segment percentage growth rates may decrease in the future. Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including:

•	our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ demands;

•	the frequency and size of customer orders;

•	the level of customer returns we experience;

•	changes in consumer acceptance and usage of the Internet, online services and e-commerce;

•	the quantity and mix of products our customers purchase;

•	the price we charge for our products and for shipping those products;

•	the extent to which we offer free shipping or other promotional discounts to our customers;

•	changes in our pricing policies or the pricing policies of our competitors;

•	the extent of reimbursements available from third-party payors;

•	our ability to acquire merchandise, manage inventory and fulfill orders;

•	variations in our level of merchandise and vendor returns;

•	disruptions in service by shipping carriers;

•	the introduction by our competitors of Web sites, products or services;

•	timing and costs of upgrades and developments in our systems and infrastructure to support future growth;

•	technical difficulties, system downtime or interruptions;

•	an increase in the prices of fuel and gasoline, which are used in the transportation of packages, or an increase in the prices of other energy products, primarily natural gas and electricity, which are used in our operating facilities;

•	the effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully integrate them into our business;

•	changes in government regulation; and

•	current economic conditions and world events. For example, threatened or actual terrorist attacks, armed hostilities or resulting security concerns could create economic and consumer uncertainty and delays in and increased costs of product shipments to and from us, which may decrease demand.

In addition, our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, a delay in generating or recognizing revenue for any reason could result in substantial additional operating losses. Due to our limited operating history, we may have difficulty forecasting revenue from customers or overall anticipated revenue trends.

A portion of our revenues is also seasonal in nature, especially with respect to sales of certain health and beauty products that are driven, to some extent, by seasonal purchasing patterns and seasonal product changes, such as diet products, cold and flu medications and products with holiday-specific varieties. Consumer “fads” and other changes in consumer trends may also cause shifts in purchasing patterns, resulting in significant fluctuations in our operating results from one quarter to the next. In addition, traditional retail seasonality affects our OTC business, resulting in higher revenues in the fourth quarter of each year as compared to other quarters.

If we are unable to obtain insurance reimbursement coverage for our customers, our ability to sell pharmacy products online could decrease, which would harm our revenues.

To obtain reimbursement on behalf of our customers for the prescription products that they purchase on our Web site, we must maintain relationships with insurance companies and PBMs, either directly or through our relationship with Rite Aid. Sales billed through insurance companies and PBMs having a relationship with Rite Aid currently represent a significant percentage of our pharmacy sales. We have also entered into direct relationships with PBMs, insurers and third-party benefit companies, including Advance PCS, Ameriscript, Inc., Envision Pharmaceutical Services, The Inteq Group, Inc. and US Script Inc. If we are unable to establish, maintain and leverage our direct relationships, and to the extent Rite Aid is unable to maintain its relationships or if these relationships do not extend to cover the prescriptions we process, our ability to obtain reimbursement coverage for our customers would be reduced. This would reduce the number of customers that fill prescriptions through our Web site, which would reduce our revenues.

Many of our agreements with insurance companies, PBMs and third-party benefits companies are short-term, may be terminated with less than 30 days’ prior notice and are subject to unilateral amendment by such insurance companies, PBMs and benefits companies. In addition, we must process each customer’s insurance application individually, which may raise the costs of processing prescription orders and delay the customer’s initial prescription order. Customers may not embrace our online insurance coverage procedure.

We are dependent on a limited number of fulfillment and distribution partners.

We are obligated to purchase all of our pharmaceutical products through Rite Aid, unless we are able to obtain better overall terms from another vendor. Our business could be significantly disrupted if Rite Aid were to breach its contract or suffer adverse developments that affect its ability to supply products to us. If for any reason Rite Aid is unable or unwilling to supply products to us in sufficient quantities and in a timely manner, we may not be able to secure alternative fulfillment partners on acceptable terms in a timely manner, or at all.

We also rely on a limited number of third-party carriers for shipments to and from distribution facilities and to customers. We are therefore subject to the risks, including security concerns, employee strikes and inclement weather, associated with our carriers’ ability to provide product fulfillment and delivery services to meet our distribution and shipping needs. Failure to deliver products to our customers in a timely and accurate manner would harm our reputation, the drugstore.com brand, our business and our results of operations.

We have significant inventory risk.

We must maintain sufficient inventory levels to operate our business successfully and meet our customers’ expectations that we will have the products they order in stock. However, we must also guard against the risk of accumulating excess inventory. We are exposed to significant inventory risks as a result of uncertainty of success of product launches, rapid changes in product cycles, changes in consumer tastes with respect to our products and to seasonality. In order to be successful, we must accurately predict these trends, which we may be unable to do, and avoid over-stocking or under-stocking products. In addition, demand for products can change significantly between the time product inventory is ordered and the time it is available for sale. When we begin selling a new product, it is particularly difficult to forecast product demand accurately. A failure to optimize inventory would increase our expenses if we have too much inventory and would harm our shipping margins by requiring us to make split shipments for backordered items if we had insufficient inventory of the ordered products. Failure to have inventory in stock when a customer seeks it could cause us to lose that customer. The acquisition of some types of inventory, or inventory from some of our sources, may require significant lead-time and prepayment, and such inventory may not be returnable. We carry a broad selection of products and significant inventory levels of a substantial number of these products, and we may be unable to sell this inventory in sufficient quantities or during the relevant selling seasons. The occurrence of one or more of these inventory risks may adversely affect our business and operating results.

We must timely and effectively obtain shipments of product from our vendors and deliver merchandise to our customers.

We cannot control all of the various factors that might affect our timely and effective procurement of supplies of product from our vendors and delivery of merchandise to our customers. All products that we purchase must be shipped to our distribution centers in Swedesboro, New Jersey and Ferndale, Washington by third-party freight carriers. We also rely on third-party carriers to deliver merchandise from our distribution centers to our customers. Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather and increased fuel costs, associated with such carriers’ ability to provide delivery services to meet our inbound and outbound shipping needs. Failure to procure and deliver merchandise, either to us or to our customers, in a timely and effective manner could damage our reputation and adversely affect our business and operating results. In addition, any increase in fulfillment costs and expenses could adversely affect our business and operating results.

All of our fulfillment operations and inventory are located in our distribution facilities, and any significant disruption of these centers’ operations would hurt our ability to make timely delivery of our products.

We conduct all of our fulfillment operations from our distribution facilities in New Jersey and Washington. Our primary distribution center in New Jersey houses all of our product inventory, except for our vision products, which are housed at our facility in Ferndale, Washington. A natural disaster or other catastrophic event, such as an earthquake, fire, flood, severe storm, break-in, terrorist attack or other comparable event at either of these facilities, and in particular our primary distribution center in New Jersey, would cause interruptions or delays in our business and loss of inventory and could render us unable to process or fulfill customer orders in a timely manner, or at all. Further, we have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In the event that a fire, natural disaster or other catastrophic event were to destroy a significant part of either of these facilities, and in particular our New Jersey facility, or interrupt our operations for any extended period of time, our business, financial condition and operating results would be harmed.

If we are unable to optimize management of our distribution centers, we may be unable to meet customer demand.

Our ability to meet customer demand may be significantly limited if we do not successfully operate our distribution centers. Because it is difficult to predict sales volume, we may not manage our facilities in an optimal way, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity. In addition, failure to effectively control product damage and shrinkage through effective security measures and inventory management practices could adversely impact our operating margins. Our margins may also be affected if we are unable to obtain products from manufacturers and wholesalers on favorable terms. In addition, if we need to increase our distribution capacity sooner than anticipated, such expansion would require additional financing that may not be available to us on favorable terms when required, or at all.

Pursuant to our distribution agreement with General Nutrition Companies, Inc., or GNC, we maintain an inventory of GNC’s products in our primary distribution center, thereby increasing the complexity of tracking inventory in and operating our distribution center. Our failure to properly handle GNC’s inventory held by us would result in unexpected costs and other harm to our business and reputation.

Any errors in filling or packaging the prescription drugs or contact lenses we dispense may expose us to liability and negative publicity.

Errors relating to prescriptions, dosage and other aspects of the medication and contact lens dispensing process may produce liability for us that our insurance may not cover. Because we distribute pharmaceutical products and contact lenses directly to the consumer, we are one of the most visible participants in the distribution chain and therefore have increased exposure to liability claims.

Our pharmacists are required by law to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects and other information deemed significant by the pharmacists. Our pharmacists may have a duty to warn customers regarding any potential adverse effects of a prescription drug if the warning could reduce or negate such effects. This counseling is in part accomplished through e-mails to our customers and inserts included with the prescription, which may increase the risk of miscommunication because the customer is not personally present to receive the counseling or advice or may not have provided us with all relevant information. Although we also post product information on our Web site, customers may not read this information. Providing information on pharmaceutical and other products creates the potential for claims to be made against us for negligence, personal injury, wrongful death, product liability, malpractice, invasion of privacy or other legal theories based on our product or service offerings. Our general liability, product liability and professional liability insurance may not cover potential claims of this type or may not be adequate to protect us from all liabilities that may be imposed if any such claims were to be successful.

Errors by either us or our competitors may also produce significant adverse publicity either for us or for the entire online pharmacy and vision industry. Because of the significant amount of press coverage on Internet retailing and online pharmacies, we believe that we are subject to a higher level of media scrutiny than other pharmacy product channels. The amount of negative publicity that we or the online pharmacy or vision industries receive as a result of pharmacy or prescription processing errors could be disproportionate in relation to the negative publicity received by other pharmacies or eye care professionals making similar mistakes. We have no control over the pharmacy practices of our competitors, and we cannot ensure that our pharmacists or our prescription processing will be able to operate completely without error. We believe customer acceptance of our online shopping experience is based in large part on consumer trust, and errors by us or our competitors and related negative publicity could erode such trust or prevent it from growing. This could result in an immediate reduction in the amount of orders we receive and adversely affect our revenue growth and harm our business and operating results.

We have grown very rapidly, and we need to manage changing and expanding operations.

We have rapidly and significantly expanded our operations and anticipate that we will continue to expand. Much of our past growth has come from the acquisition of other companies. Our past growth has placed, and we expect that our anticipated future operations and expansion will continue to place, a significant strain on our managerial, operational, financial and other resources. Some of the administrative and operational challenges we have faced in the past as a result of our expansion include the management of an expanded number of product offerings, the assimilation of financial reporting systems of acquired companies, increased pressure on our senior management and increased demand on our systems and internal controls. Our ability to manage our operations and expansion effectively depends on the continued development and implementation of plans, systems and controls that meet our operational, financial and management needs. If we are unable to develop or implement such plans, systems or controls or otherwise manage our operations and growth effectively, we will be unable to increase gross margins or achieve profitability and our business could be harmed.

Recent changes to our senior management may have an adverse effect on our ability to execute our business strategy.

Our future success will depend largely on the efforts and abilities of our current senior management and future chief executive officer to execute our business plan. In June 2004, Kal Raman, our former chief executive officer, resigned. At that time, Robert Barton, our chief financial officer, was appointed to the role of acting chief executive officer. On September 22, 2004, we announced the appointment of Dawn Lepore as our chief executive officer and chairman of the board, effective October 11, 2004, and the retirement of Peter Neupert, our former chairman of the board. Changes in our senior management and any future departures of key employees may be disruptive to our business and may adversely affect our operations. For example, due to the recent changes in the position of chief executive officer, we may elect to adopt different business strategies or plans. Any new strategies or plans, if adopted, may not be successful and if any new strategies or plans do not produce the desired results, our business may suffer.

Expanding the breadth and depth of our product and service offerings is expensive and difficult, and we may receive no benefit from our expansion.

We intend to expand the breadth and depth of our product and service offerings by promoting new or complementary products or sales formats. Expansion of our offerings in this manner could require significant additional expenditures and could strain our management, financial and operational resources. For example, we may need to incur significant marketing expenses, develop relationships with new fulfillment partners or manufacturers or comply with new regulations. We may be unable to expand our product and service offerings or sales formats in a cost-effective or timely manner, and any new offerings or formats may not generate satisfactory revenues to offset the costs involved. Furthermore, any new product or service offering or sales format that is not favorably received by consumers could damage the reputation of our brand. A lack of market acceptance of such efforts or our inability to generate sufficient revenues to offset the cost of expanded offerings could harm our business. In addition, our wholesale fulfillment agreement with Amazon.com contains prohibitions that limit our ability to sell products and services in markets that are competitive with some of those offered by Amazon.com. This restriction could limit our flexibility and ability to expand our product and service offerings.

Our relationship with Rite Aid involves many risks and may restrict our ability to promote, contract with, or operate traditional retail stores.

In June 1999, we entered into a series of agreements with Rite Aid. These agreements involve many aspects of our respective businesses and the operation of our respective Web sites, the fulfillment of orders and the extension of Rite Aid’s insurance relationships to cover prescriptions processed by us. This type of arrangement is complex and requires substantial effort and attention to operate and manage successfully. As a result, there are many risks related to our relationship with Rite Aid, including restrictions on our ability to promote, contract with or operate traditional retail stores, and the prohibition on our ability to become a pharmacy benefit manager. In the event that we do not realize the intended benefits of this relationship, we will have expended a great deal of time and effort that could have been directed to more beneficial activities, and we may have foregone other potentially beneficial business opportunities. In addition, customer perceptions and our business may be adversely impacted if this relationship is not successful.

While Rite Aid has committed to promoting drugstore.com in its stores and in its advertising, we do not control the choice of ads in which we are featured, and this form of advertising may not result in additional drugstore.com customers. While our relationship with Rite Aid substantially broadens our ability to provide prescription medications to consumers with insurance reimbursement plans, it may not allow all of our potential customers to purchase these medications from drugstore.com and receive insurance reimbursement, which could adversely affect consumer perceptions of us and our revenues. We have agreed with Rite Aid not to promote any other traditional chain drugstore or operate one ourselves. We have also agreed not to contract with another traditional retail store to fill pharmacy product orders we receive unless a Rite Aid store is not conveniently located near a customer. These restrictions could limit our flexibility and ability to grow our business if our relationship with Rite Aid does not proceed successfully.

Our relationship with Amazon.com may restrict some of our activities.

Our relationship with Amazon.com may restrict our activities. We entered into a technology license and advertising agreement with Amazon.com in August 1998 and a wholesale fulfillment agreement in September 2003. Under the latter agreement, we are a nonexclusive wholesaler and fulfillment provider for certain products sold by Amazon.com on its Web site. We are restricted from promoting on our Web site any company that sells products or services competitive with those that Amazon.com offers or is preparing to produce or market. If we were acquired by a competitor of Amazon.com and Amazon.com does not approve of the transaction, we would lose our rights to use Amazon.com’s technology, if we were then using any. We may not assign the technology license and advertising agreement without Amazon.com’s consent. The potential loss of these rights could inhibit offers to acquire us.

In addition, Amazon.com beneficially owns approximately 16% of our outstanding stock and is entitled to designate a director to serve on our board of directors; currently G. Charles Roy, 3rd. Therefore, Amazon.com is able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Furthermore, because Amazon.com owns a significant percentage of our capital stock, competitors of Amazon.com or other potential acquirers could decide not to merge with, or acquire, us. In addition, in the case of a potential acquisition of drugstore.com by another party, Amazon.com’s substantial equity stake in drugstore.com could prevent the tax-free treatment of an acquisition, making drugstore.com a less attractive acquisition candidate.

If we fail to maintain or enhance our strategic relationships to help promote our Web site and expand our product offerings, our development could be hindered.

We believe that our strategic relationships with Rite Aid, Internet portals and third-party distributors are critical to attract customers, facilitate broad market acceptance of our products and the drugstore.com brand and enhance our sales and marketing capabilities. If we are unable to develop or maintain key relationships, our ability to attract customers would suffer and our business would be adversely affected. In addition, we are subject to many risks beyond our control that influence the success or failure of our strategic partners. Our business could be harmed if any of our strategic partners were to experience financial or operational difficulties or if other corporate developments adversely affect their performance under our agreements.

We face uncertainty related to pharmaceutical costs and pricing, which could affect our revenues and profitability.

Pharmacy sales accounted for 55% of our total sales in fiscal year 2003. Sales of our pharmacy products depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers, HMOs, PBMs and other organizations. These organizations are increasingly challenging the price and cost-effectiveness of medical products and services. The efforts of third-party payors to contain costs often place downward pressures on profitability from sales of prescription drugs. In addition, we cannot be certain that our products or services will be considered cost effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize a profit.

The addition of the Medicare prescription drug benefit under the Medicare Prescription Drug Improvement and Modernization Act of 2003, or DIMA, could affect our profitability. Under the new prescription drug discount card program implemented by DIMA, which began in 2004, discount card sponsors may seek to exert downward pressure on payments to pharmacies to reduce their costs. The prescription drug benefit for Medicare beneficiaries implemented by DIMA, which will take effect in 2006, will likely increase the number of seniors with prescription drug coverage and possibly reduce the number of customers who pay for their prescription drugs themselves. Moreover, the DIMA calls for significant changes to the formulas the Medicare program uses to calculate its payments for prescription drugs, as well as introduction of managed care elements and changes to the administration of the drug benefit program. When fully implemented, these changes could exert downward pressure on prescription drug prices and payments by the government, even as the number of seniors who utilize the Medicare benefits to pay for prescription drugs increases. All of these factors could adversely impact our drug prices and dispensing fees, and ultimately could reduce our profit margins.

In addition, our revenues from prescription drug sales may also be affected by health care reform initiatives of federal and state governments, including proposals designed to address other government programs, prescription drug discount card programs, changes in programs providing for reimbursement for the cost of prescription drugs by third-party payors and regulatory changes related to the approval process for prescription drugs. Such initiatives could lead to the enactment of additional federal and state regulations that may adversely impact our prescription drug sales.

Our future growth strategy may depend in part on our ability to acquire complementary or strategic businesses. Any such acquisitions could result in dilution, operating difficulties, difficulties in integrating acquired businesses and other harmful consequences.

We may acquire, and have acquired, complementary or strategic businesses, technologies, services and/or products as part of our strategy to increase our net sales and customer base. For example, in 2003 we acquired Customer Nutrition Services, Inc., or CNS, and Vision Direct, and we are currently integrating both of them into our business. The process of integrating CNS, Vision Direct and any other acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company, including each of CNS and Vision Direct, also requires significant management resources that would otherwise be available for operation, ongoing development and expansion of our business. To the extent we miscalculate our ability to integrate and properly manage acquired businesses, we may have difficulty in achieving our operating and strategic objectives. In addition, we may not realize the anticipated benefits of any acquisition or we may depend on the continued service of acquired personnel who could choose to leave.

We may be unable to identify suitable acquisition opportunities or to negotiate and complete acquisitions on favorable terms, or at all. In addition, any future acquisitions may require substantial capital resources and we may need to obtain additional capital or financing, from time to time, to fund these activities. This could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business, financial condition and results of operation. Sufficient capital or financing may not be available to us on satisfactory terms, or at all.

Our computer and communications systems are vulnerable to system interruption, damage or security breaches, which could harm our operations and reputation.

Our ability to receive and fulfill orders successfully is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. We experience periodic system interruptions that make our Web sites inaccessible to our customers and prevent us from efficiently fulfilling orders or providing services to third parties. To minimize future system interruptions, we continually need to add software and hardware and improve our systems and network infrastructure to accommodate both increased traffic on our Web sites and increased sales volume. To the extent we are unable to do so, systems interruptions may reduce customer satisfaction and thus affect our sales.

Our systems and operations, and those of our suppliers, are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, failure in the Internet backbone service providers, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events. Any of these events could lead to system interruptions, service delays and loss of critical data and could prevent us from accepting and fulfilling customer orders. Any significant interruption in the availability or functionality of our Web sites or customer processing, distribution or communications systems, for any reason, could seriously harm our business, financial condition and operating results. While we do have backup systems for certain aspects of our operations, we do not have fully redundant backup systems or a formal disaster recovery plan. Our business interruption insurance may be inadequate to compensate for all losses that may occur.

We retain confidential customer and patient information in our distribution centers. Therefore, it is critical that our facilities and infrastructure remain secure and are perceived by the marketplace to be secure. A material security breach could damage our reputation or result in substantial liability to us.

Governmental regulation of our business could require significant expenditures, and failure to comply with certain regulations could result in civil and criminal penalties.

Our business is subject to extensive federal, state and local regulations. For example, entities engaging in the practice of pharmacy are subject to federal and state regulatory and licensing requirements and the U.S. Federal Drug Administration, or FDA, regulates advertising and promotion of, among other things, prescription drugs, some OTC products and medical devices. Our vision business is subject to the recently enacted Fairness to Contact Lens Consumers Act and related regulations of the Federal Trade Commission, or FTC. This legislation requires all patients to renew their contact lens prescriptions annually and requires third-party contact lens sellers, like Vision Direct, to verify these prescriptions in accordance with specified procedures. We are also subject to extensive regulation relating to confidentiality, storage, and release of patient records. As we expand our product and service offerings and more non-pharmaceutical products become subject to FDA, FTC and other regulation, more of our products and services will likely be subject to regulation. Complying with regulations is time-consuming, burdensome and expensive and could delay our introduction of new products or services. For example, we believe that cancellations resulting from prescriptions that cannot be filled under the new FTC regulations have slowed our sales growth and increased our costs in our vision business.

Regulations in these areas often require subjective interpretation, and we cannot be certain that our attempts to comply with these regulations will be deemed sufficient by the appropriate regulatory agencies. Violations of any regulations could result in various civil and criminal penalties, including suspension or revocation of our licenses or registrations, seizure of our inventory or monetary fines, which could adversely affect our business, financial condition or operating results. Legislation and regulations currently being considered at the federal and state level could affect our business, including legislation or regulations relating to the electronic access to patient records and disclosure requirements for Internet pharmacies. In addition, state legislatures may add or amend legislation related to the regulation of nonresident pharmacies. Compliance with new laws or regulations could increase our expenses or lead to delays as we adjust our Web sites and operations.

We are subject to increasing regulation relating to privacy and the use and security of personal user information. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. Current and proposed regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts. Further, any violation of privacy or data protection laws and regulations may subject us to fines, penalties and damages and may otherwise have a material adverse effect on our business, results of operations and financial condition.

In addition, because our Web site is accessible over the Internet in multiple states and other countries, we may be subject to their laws and regulations or may be required to qualify to do business in those locations. Our failure to qualify in a state or country where we are required to do so could subject us to taxes and penalties and we could be subject to legal actions and liability in those jurisdictions. The restrictions or penalties imposed by, and costs of complying with, these laws and regulations could harm our business, operating results and financial condition. Our ability to enforce contracts and other obligations in states and countries in which we are not qualified to do business could be hampered, which could have a material adverse effect on our business.

We cannot be certain that we will be able to protect our intellectual property, and we may be found to infringe proprietary rights of others, which could harm our business, brand and reputation.

Our success depends in substantial part on our proprietary rights, including our technology, copyrights, trademarks, service marks, trade dress, trade secrets and similar intellectual property. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our proprietary rights. Despite our efforts to protect our proprietary rights, however, unauthorized parties may attempt to copy, obtain and use information that we regard as proprietary, such as our sales formats, the technology used to operate our Web site, our Web site content and our trademarks. In addition, the laws of many countries do not protect our proprietary rights to the same extent as the laws of the United States.

We have filed applications for U.S. trademark registrations for our mark “drugstore.com” and certain other trademarks and have filed applications for patents. We may be unable to secure these registrations or patents, which could negatively affect our business. It is also possible that our competitors or others will adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. If we were unable to protect or preserve the value of our trademarks, patents, copyrights, trade secrets or other proprietary rights for any reason, our business would be harmed.

Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain names or to determine the validity and scope of the proprietary rights of others. Any litigation or adverse priority proceeding or other efforts to protect our intellectual property could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Third parties have in the past, and may in the future, also assert claims against us alleging infringement, misappropriation or other violations of patent, trademark or other proprietary rights held by them, whether or not such claims have merit. For example, one of our subsidiaries was sued over alleged copyright and trademark violations based on use of “pop-up” advertising, although this action was settled in June 2004 without any material adverse effects to us. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claims, whether they are with or without merit or are determined in our favor, could be time-consuming, result in costly litigation, divert the attention of our management, cause service upgrade delays and harm our business or operating results. Furthermore, as a result of infringement claims we may be required to enter into costly royalty or licensing agreements, which may not be unavailable on terms that are acceptable to us, or at all. If a third party successfully asserts an infringement claim against us and we are required to pay monetary damages or royalties or we are unable to obtain suitable non-infringing alternatives or license the infringed or similar intellectual property on reasonable terms on a timely basis, our business could be adversely affected.

We may not be able to protect our domain names in all countries or against all infringers, which could decrease the value of our brand name and proprietary rights.

We currently hold the Internet domain names “drugstore.com,” “beauty.com,” “visiondirect.com,” and various other related names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain our domain names in all of the countries in which we may seek to conduct business. In addition, regulations governing domain names may not protect our trademarks and similar proprietary rights. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe or otherwise decrease the value of our brand name, trademarks and other proprietary rights.

We may be subject to product liability claims if people or property are harmed by the products we sell.

Some of the products we sell may expose us to product liability claims relating to personal injury, death or property damage caused by such products and may require us to take actions such as product recalls. Any such product liability claim or product recall may result in adverse publicity regarding us and the products we sell, which may harm our reputation. If we are found liable under product liability claims, we could be required to pay substantial monetary damages. Further, even if we successfully defend ourselves against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business. Some of our vendors do not indemnify us against product liability. Further, our liability insurance may not be adequate to protect us from all liability that may be imposed as a result of such claims, and we cannot be certain that insurance will continue to be available to us on economically reasonable terms, or at all. Any imposition of product liability that is not covered by vendor indemnification or our insurance could harm our business, financial condition and operating results.

We may face liability for content on our Web site.

Because we post product information and other content on our Web site, we face potential liability for negligence, intellectual property infringement, defamation, indecency and other claims based on the nature and content of the materials that we post. Such claims have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties’ proprietary technology. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of our insurance coverage could harm our business, financial condition and operating results.

Our officers, directors and significant stockholders own a significant amount of our common stock, which could discourage an acquisition of drugstore.com or make removal of incumbent management more difficult.

Executive officers, directors and entities affiliated with them beneficially own more than 40% of our outstanding common stock. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. In addition, because Amazon.com beneficially owns approximately 16% of our outstanding stock, Amazon.com is able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

We may be unable to obtain additional capital we need in the future to support our growth.

Our available funds may not be sufficient to meet all of our long-term business development requirements, and we may seek to raise additional funds through public or private debt or equity financings. Any additional financing that we may need may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our strategic flexibility or ability to develop and grow our business may be significantly limited.

We depend on continued use of the Internet and growth of the online drugstore market.

Consumer use of the Internet as a medium for commerce is a relatively recent phenomenon and is still subject to a high level of uncertainty. While the number of Internet users has been rising, the Internet infrastructure may not expand fast enough to meet the increased levels of demand. If use of the Internet as a medium for commerce does not continue to grow or grows at a slower rate than we anticipate, our sales would be lower than expected and our business would be harmed.

Further, the online market for drugstore products is still developing. The market is significantly less developed than the online market for books, auctions, music, software and other consumer products. Even if use of the Internet and electronic commerce continues to increase, the rate of growth, if any, of the online drugstore market could be significantly less than the online market for other products. Our rate of revenue growth could therefore be significantly less than other online merchants.

If we are required to collect sales and use taxes on the products we sell in additional jurisdictions, we may be subject to liability for past sales and our future sales may decrease.

In accordance with current industry practice and our interpretation of current law, we do not currently collect sales and use taxes or other such taxes with respect to shipments of goods into states other than Washington. The operation of our distribution centers, the operations of any future distribution centers and other aspects of our evolving business may, however, result in sales and use tax collection obligations. One or more states or the federal government may seek, either through unilateral action or through federal legislation, to impose sales or other tax collection obligations on out-of-jurisdiction companies that engage in electronic commerce as we do. Moreover, one or more states could begin to impose sales taxes on sales of prescription products, which are not generally taxed at this time. If so, customers who order prescriptions at our Web site and pick them up at a Rite Aid store would be required to pay sales tax. In addition, we could be subject to significant fines or other payments for any past failure to comply with tax regulations. For example, the revenue agency of the State of New Jersey, where one of our distribution centers is located, has asserted that we owe state sales tax on certain of our prior sales to New Jersey residents from January 3, 2000 to December 29, 2001. We do not currently collect sales tax in New Jersey and have not paid the amount of back sales tax that is being asserted and are currently appealing the assessment of back sales tax in the Tax Court in New Jersey. If we are unsuccessful in our appeal, the State of New Jersey may expand its assessment to include other years for which we did not collect sales tax. In addition, one or more other states may successfully assert that we should collect sales and use or other taxes on the sale of our products. Either of these could result in substantial tax liabilities for our past sales, decrease our ability to compete with traditional retailers, and otherwise harm our business, financial condition and operating results.

Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any of these initiatives addressed the Supreme Court’s constitutional concerns and resulted in a reversal of its current position, we could be required to collect sales and use taxes in states other than Washington. The imposition of various taxes upon Internet commerce by state and local governments could create significant administration burdens for us, decrease our future sales and adversely affect our cash flow and operating results.

If we do not respond to rapid technological changes, our services could become obsolete and our business would be seriously harmed.

As the Internet and online commerce industry evolve, we must license technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement new technologies or adapt our Web stores, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. Failure to successfully and timely do so could adversely impact our ability to build the drugstore.com brand and attract and retain customers.

Governmental regulation of the Internet and data transmission over the Internet could affect our business.

We are subject to the same federal, state and local laws generally applicable to businesses, as well as those directly applicable to companies conducting business online, including consumer protection laws, user privacy laws and regulations prohibiting unfair and deceptive trade practices. In particular, many government agencies and consumers are focused on the privacy and security of medical and pharmaceutical records. Under federal and state financial privacy laws and regulations, we must provide notice to our customers of our policies on sharing nonpublic information with third parties, must provide advance notice of any changes to our privacy policies and, with limited exceptions, must give consumers the right to prevent sharing of their nonpublic personal information with unaffiliated third parties. Further, the growth of online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on us. Today there are an increasing number of laws specifically directed at the conduct of business on the Internet. Moreover, due to the increasing use of the Internet, many additional laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as freedom of expression, pricing, user privacy, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability of existing laws to the Internet relating to issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. For example, U.S. and international laws regulate our ability to use customer information and to develop, buy and sell mailing lists. The vast majority of these laws were adopted prior to the advent of the Internet, and do not contemplate or address the unique issues raised by the Internet. Those laws that do reference the Internet, such as the Digital Millennium Copyright Act, are only beginning to be interpreted by the courts, and their applicability and reach are therefore uncertain. The restrictions imposed by, and costs of complying with, current and possible future laws and regulations related to our business could harm our business, operating results and financial condition.

Our stock price is likely to continue to fluctuate, which could result in substantial losses for investors.

The market price of our common stock has been and is likely to continue to be extremely volatile. Our stock price could be subject to wide fluctuations in response to a number of factors, including those described in this prospectus, some of which are beyond our control, and these fluctuations could result in substantial losses for investors. In addition, future volatility in our stock price could force us to increase our cash compensation to employees or grant larger stock awards than we have historically, which could hurt our operating results or reduce the percentage ownership of our existing stockholders, or both.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We have been named in such stockholder class action lawsuits in the past, including several putative class action suits filed against us and certain of our current and former officers and directors in and after June 2004 in the United States District Court for the Western District of Washington. These lawsuits allege violations of the federal securities laws. We may be the target of similar litigation in the future. In addition, in August 2004 two stockholder derivative lawsuits were filed against certain of our current and former directors and officers in the Superior Court for the State of Washington, King County. The two suits allege that certain officers breached their fiduciary duties by selling drugstore.com stock while in possession of material non-public information. They also allege that the directors and certain officers breached their fiduciary duties by failing to prevent alleged false and misleading statements about our prospects for fiscal year 2004 and omissions about, among other things, (i) a negative impact on our gross margins from the integration of our acquisition of Vision Direct and from our free 3-day shipping promotion, and (ii) a negative impact on our sales growth arising from cancellations of certain expired prescriptions. Securities litigation could result in substantial costs and divert management’s attention and resources, which could seriously harm our business and operating results.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus are being sold by the selling stockholders identified in this prospectus, or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of these shares of common stock. See “Selling Stockholders”.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 250,000,000 shares of common stock, $.0001 par value, and 10,000,000 shares of preferred stock, $.0001 par value. As of October 3, 2004, there were 80,595,672 shares of our common stock outstanding and no shares of our preferred stock outstanding.

The following is a summary description of our capital stock. For more detailed information, please see our amended and restated certificate of incorporation, bylaws and other relevant agreements that have been filed as exhibits to our public filings.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See “Dividend Policy” for a description of our policy of distribution of dividends. In the event of a liquidation, dissolution or winding up of drugstore.com, the holders of common stock would be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without action by the stockholders, and subject to limitation prescribed by law, from time to time to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. The effects of the issuance of any shares of preferred stock upon the rights of holders of the common stock might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, delaying or preventing a change in control of drugstore.com without further action by the stockholders and making removal of our management more difficult. However, the actual effects of any issuance of preferred stock cannot be determined until the board of directors determines the specific rights of such stock. We have no present plans to issue any shares of preferred stock.

Warrants

In June 2000, we issued to Tel-Drug, Inc., a wholly owned subsidiary of CIGNA HealthCare Companies, a warrant to purchase 500,000 shares of our common stock. The exercise price of the warrant is $7.76 per share, subject to adjustment for stock dividends, stock splits, recapitalizations, mergers, reorganizations and other events. In December 2003, Tel-Drug, Inc. transferred the warrant to a third party. The warrant can be exercised on or before December 5, 2008.

Registration Rights

We filed the registration statement of which this prospectus is a part because of our obligations under the registration rights agreement dated as of December 8, 2003, between us and the investors named therein, which we entered into in connection with our acquisition of Vision Direct on December 8, 2003. We agreed to keep the registration statement effective until the earlier of the date that the shares of our common stock we agreed to register under the registration rights agreement have been sold or until the date that is 18 months after the effective date of the registration statement.

Delaware and Washington Antitakeover Law and Certain Charter and Bylaw Provisions

Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of drugstore.com by a third party and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of drugstore.com to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure drugstore.com outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares in employee stock plans in which the participants have no right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of 66 2/3% of the outstanding stock not owned by the interested stockholder.

A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

The laws of the state of Washington, where our principal executive offices are located, also impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons who beneficially own 10% or more of the voting securities of the target corporation (an “acquiring person”) for a period of five years after such acquisition, unless the transaction or acquisition of such shares is approved by a majority of the members of the target corporation board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares or allowing the acquiring person to receive disproportionate benefit as a stockholder. After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute.

A “target corporation” includes a foreign corporation if (1) the corporation has a class of voting stock registered pursuant to Section 12 or 15 of the Exchange Act, (2) the corporation’s principal executive office is located in Washington, (3) any of (a) more than 10% of the corporation’s stockholders of record are Washington residents, (b) more than 10% of its shares are owned of record by Washington residents, or (c) 1,000 or more of its stockholders of record are Washington residents, (4) a majority of the corporation’s employees are Washington residents or more than 1,000 Washington residents are employees of the corporation, and (5) a majority of the corporation’s tangible assets are located in Washington or the corporation has more than $50.0 million of tangible assets located in Washington. A corporation may not “opt out” of this statute and, therefore, we anticipate this statute will apply to us. Depending upon whether we meet the definition of a target corporation, Chapter 23B.l9 of the Washington Business Corporation Act may have the effect of delaying, deferring or preventing a change in control of us.

Our certificate of incorporation permits the board of directors to issue preferred stock with voting or other rights without any stockholder action. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of drugstore.com. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of drugstore.com.

Transfer Agent

Mellon Investor Services LLC is the transfer agent of our common stock.

SELLING STOCKHOLDERS

The selling stockholders identified below, or their pledgees, donees, assignees, transferees or other successors in interest, are selling all of the shares of our common stock being offered by this prospectus. The selling stockholders are the former stockholders, warrantholders and optionholders of Vision Direct, which we acquired on December 8, 2003. We issued the shares offered under this prospectus to the selling stockholders in connection with our acquisition of Vision Direct, in a private placement exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

The following table provides information regarding the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders and the number of shares of common stock they are offering. This information has been obtained from the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. The percentage ownership data is based on 80,595,672 shares of our common stock issued and outstanding as of October 3, 2004. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders.

The selling stockholders may offer all, some portion or none of their shares of common stock. As a result, we are not able to accurately estimate the amount or percentage of shares of common stock that will be held by the selling stockholders at any given time. In addition, the selling stockholders identified below may have sold, transferred or disposed of all or a portion of their shares of common stock since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act, resulting in a reduction of the number of shares of common stock beneficially owned by the selling stockholders.

Except as otherwise described below, to our knowledge, no selling stockholder or any of its affiliates has held any position or office with, been employed by, or otherwise had any material relationship with, us or our affiliates during the three years prior to the date of this prospectus.

	Before the Offering				After the Offering
Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned		Percentage of Common Stock Outstanding	Shares of Common Stock Registered for Resale	Shares of Common Stock Beneficially Owned		Percentage of Common Stock Outstanding
Rene J. Ambrusch	103,376		*	103,376	—		—
Nigel Brasok	109,062		*	109,062	—		—
John Breen	169,106		*	169,106	—		—
Henry Fiorillo	169,106		*	169,106	—		—
Erich Klemenz	103,376		*	103,376	—		—
Marietta Contact Lens Service Inc.	56,340		*	56,340	—		—
Steven Morrison	67,704	(1)	*	66,676	1,028	(1)	*
Ian and Louise Mummery	4,842,536	(2)	6.0%	4,713,966	128,570	(2)	*
Jack Mummery	20,674		*	20,674	—		—
Osprey Services Ltd.	338,212		*	338,212	—		—
RKK Ltd.	137,490		*	137,490	—		—
Brian Usher-Jones	822,532		1.0%	822,532	—		—
Colin and Marlene Williams	20,674		*	20,674	—		—

*	Less than 1%
(1)	Includes 1,028 shares of common stock subject to options exercisable within 60 days of October 3, 2004.
(2)	Includes 64,285 shares of common stock subject to options exercisable within 60 days of October 3, 2004 held by Ian Mummery and 64,285 shares of common stock subject to options exercisable within 60 days of October 3, 2004 held by Louise Mummery.

Ian Mummery, co-founder and former president and chief executive officer of Vision Direct, is employed by us as our vice president, vision, and is married to Louise Mummery, co-founder and former chief operations officer of Vision Direct, who is employed by us as our vice president, vision operations. Brian Usher-Jones, former chairman of the board of directors of Vision Direct, is party to a consulting agreement with us dated as of December 8, 2003.

Steven Morrison is employed by one of our subsidiaries, International Vision Direct Ltd.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. All of the shares of common stock covered by this prospectus are being sold by the selling stockholders or their pledgees, donees, assignees, transferees or other successors in interest. We will not receive any of the proceeds from the sale of these shares.

The selling stockholders and their pledgees, assignees, donees, transferees or other successors-in-interest who acquire their shares after the date of this prospectus may sell the shares of common stock directly to purchasers or through underwriters, broker-dealers or agents.

If underwriters are used in a firm commitment underwriting, the selling stockholders and we will execute an underwriting agreement with those underwriters relating to the shares of common stock that the selling stockholders will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase these shares of common stock will be subject to conditions. The underwriters will purchase the shares on a firm commitment basis and will be obligated to purchase all of the shares. The shares of common stock subject to any such underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may be deemed to have received compensation from the selling stockholders in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these shares for whom they may act as agent. The applicable prospectus supplement will set forth whether or not the underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the shares of common stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

The underwriters, if any, may sell these shares to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. If dealers are utilized in the sale of shares of common stock, the selling stockholders will sell such shares to the dealers as principals. The dealers may then resell such shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

The selling stockholders may also sell shares of common stock through agents designated by them from time to time. We will name any agent involved in the offer or sale of the shares and will list commissions payable by the selling stockholders to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

The selling stockholders may sell any of the shares of common stock directly to purchasers. In this case, the selling stockholders may not engage underwriters or agents in the offer and sale of these shares.

We and the selling stockholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	through the Nasdaq National Market or on any national securities exchange or quotation service on which the shares of common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market;

•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholders may also sell short the shares and deliver the shares to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell the shares.

The aggregate proceeds to the selling stockholders from the sale of the shares of common stock offered by the selling stockholders hereby will be the purchase price of the shares of common stock less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares of common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Any selling stockholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

We are not aware of any plans, arrangements or understandings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares of common stock by the selling stockholders. The selling stockholders may decide not to sell any or all of the shares offered by them pursuant to this prospectus and may transfer, devise or gift the shares by other means not described in this prospectus. Moreover, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Pursuant to a registration rights agreement dated as of December 8, 2003 between us and the investors named therein, we granted the selling stockholders certain registration rights pertaining to shares of our common stock. The agreement provides for cross-indemnification of the selling stockholders and us, and their and our respective directors, officers and controlling persons, against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses (other than underwriting discounts and commissions, stock transfer taxes and certain legal fees) payable in connection with the registration of the common stock covered by this prospectus, except in specified circumstances.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP of Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K for the fiscal year ended December 28, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Pannell Kerr Forster, independent chartered accountants, have audited the consolidated financial statements of International Vision Direct Corp. included in drugstore.com, inc.’s Current Report on Form 8-K/A filed February 20, 2004 and amended October 8, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. International Vision Direct Corp.’s consolidated financial statements are incorporated by reference in reliance on Pannell Kerr Forster’s report, given on their authority as experts in accounting and auditing.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table lists the costs and expenses payable by the registrant in connection with the issuance and sale of the common stock covered by this registration statement, other than underwriting discounts and commissions. All amounts shown are estimates, except the SEC registration fee.

Securities and Exchange Commission registration fee	$2,016
Legal fees and expenses	50,000
Accounting fees and expenses	20,000
Printing and engraving fees	5,000
Miscellaneous expenses	2,984

Total	$80,000

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers on terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Our amended and restated certificate of incorporation and amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors and officers that may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors’ insurance if available on reasonable terms. We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities including liabilities under the Act.

Item 16. Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.		Exhibit Description
2.1		Stock Purchase Agreement dated as of November 2, 2003, by and among drugstore.com, inc., International Vision Direct Corp., and the stockholders, optionholders and warrantholders listed on Exhibit A thereto (incorporated by reference to Exhibit 2.1 to drugstore.com, inc.’s Current Report on Form 8-K filed December 23, 2003 (SEC File No. 000-26137)).

4.1		Form of drugstore.com’s common stock certificate (incorporated by reference to exhibit number 4.1 to drugstore.com, inc.’s registration statement on Form S-3 filed September 6, 2000 (File No. 333-45266)).

4.2		Warrant issued to Tel-Drug, Inc. on June 26, 2000 (incorporated by reference to Exhibit 4.4 to drugstore.com inc.’s Registration Statement on Form S-3 filed September 6, 2000 (File No. 333-45266)).

4.3		Registration Rights Agreement dated as of December 8, 2003 by and among drugstore.com, inc. and the other signatories thereto (incorporated by reference to Exhibit 10.1 to drugstore.com, inc.’s Current Report on Form 8-K filed December 23, 2003 (File No. 000-26137)).

5.1	*	Opinion of Simpson Thacher & Bartlett LLP regarding the legality of shares being registered.

23.1		Consent of Ernst & Young LLP, independent auditors.

23.2		Consent of Pannell Kerr Forster, independent chartered accountants.

Exhibit No.		Exhibit Description
23.3	*	Consent of Simpson Thacher & Bartlett LLP (contained in Exhibit 5.1).

24.1	*	Power of Attorney

*	Previously filed.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bellevue, state of Washington, on the 8th day of October, 2004.

DRUGSTORE.COM, INC.

By:	/s/ ROBERT A. BARTON
Name:	Robert A. Barton
Title:	Vice President, Acting Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated below as of October 8, 2004.

Signature	Title

/s/ ROBERT A. BARTON Robert A. Barton	Vice President, Acting Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

* Melinda French Gates	Director

* Dan Levitan	Director

* G. Charles Roy, 3rd	Director

* William D. Savoy	Director

* Gregory S. Stanger	Director

*By:	/S/ ROBERT A. BARTON
Robert A. Barton Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit No.		Exhibit Description
2.1		Stock Purchase Agreement dated as of November 2, 2003, by and among drugstore.com, inc., International Vision Direct Corp., and the stockholders, optionholders and warrantholders listed on Exhibit A thereto (incorporated by reference to Exhibit 2.1 to drugstore.com, inc.’s Current Report on Form 8-K filed December 23, 2003 (SEC File No. 000-26137)).

4.1		Form of drugstore.com’s common stock certificate (incorporated by reference to exhibit number 4.1 to drugstore.com, inc.’s registration statement on Form S-3 filed September 6, 2000 (File No. 333-45266)).

4.2		Warrant issued to Tel-Drug, Inc. on June 26, 2000 (incorporated by reference to Exhibit 4.4 to drugstore.com inc.’s Registration Statement on Form S-3 filed September 6, 2000 (File No. 333-45266)).

4.3		Registration Rights Agreement dated as of December 8, 2003 by and among drugstore.com, inc. and the other signatories thereto (incorporated by reference to Exhibit 10.1 to drugstore.com, inc.’s Current Report on Form 8-K filed December 23, 2003 (File No. 000-26137)).

5.1	*	Opinion of Simpson Thacher & Bartlett LLP regarding the legality of shares being registered.

23.1		Consent of Ernst & Young LLP, independent auditors.

23.2		Consent of Pannell Kerr Forster, independent chartered accountants.

23.3	*	Consent of Simpson Thacher & Bartlett LLP (contained in Exhibit 5.1).

24.1	*	Power of Attorney (contained on signature page).

*	Previously filed.